# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO MUNICIPAL INCOME FUND II, CIK 0001170299
CUSIP: 72200W882
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 10/11/2024
Amends the filing with accession number 0001140361-24-021789
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center 100 N., Tryon Street, Charlotte, North Carolina (NC), 28255, 212-739-4000

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,530; sole dispositive power 0; shared dispositive power 2,530; aggregate amount beneficially owned 2,530 (62.8% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 4,029 shares of RVMTP and ARPS shares outstanding as of October 17, 2024, as described in Schedule 14A, filed by PIMCO Municipal Income Fund with the SEC on November 04, 2024.
- Banc of America Preferred Funding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,530; sole dispositive power 0; shared dispositive power 2,530; aggregate amount beneficially owned 2,530 (62.8% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 4,029 shares of RVMTP and ARPS shares outstanding as of October 17, 2024, as described in Schedule 14A, filed by PIMCO Municipal Income Fund with the SEC on November 04, 2024.
- Merrill Lynch, Pierce, Fenner & Smith Incorporated: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 4,029 shares of RVMTP and ARPS shares outstanding as of October 17, 2024, as described in Schedule 14A, filed by PIMCO Municipal Income Fund with the SEC on November 04, 2024.

## Item 1. Security and Issuer
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Name of issuer: PIMCO MUNICIPAL INCOME FUND II
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated April 17, 2024 and filed with the SEC on April 24, 2024 (as amended to the date hereof, the "Original Schedule 13D") of Bank of America Corporation ("BAC") and Bank of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the remarketable variable rate munifund term preferred shares, series 2054 ("RVMTP") of PIMCO Municipal Income Fund II (the "Issuer").

This amendment is being filed to disclose previously unreported trades.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The Reporting Person have effected the transactions in securities of the Issuer identified in Schedule III

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

Exhibit Description of Exhibit

Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Power of Attorney

Exhibit 99.3 - Schedule I

Exhibit 99.4 - Schedule II

Exhibit 99.5 - Schedule III

## Signatures
- BANK OF AMERICA CORP /DE/: /s/Andres Ortiz, Andres Ortiz / Authorized Signatory (12/20/2024)
- Banc of America Preferred Funding Corporation: /s/ Andres Ortiz, Andres Ortiz / Authorized Signatory (12/20/2024)
- Merrill Lynch, Pierce, Fenner & Smith Incorporated: /s/ Andres Ortiz, Andres Ortiz / Authorized Signatory (12/20/2024)